Exhibit 99.14

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Energy Fuels Inc. (“Energy Fuels”) 2 Toronto Street, Suite 500 Toronto, Ontario M5C 2B6

2.	Date of Material Change:

December 5, 2011

3.	News Release:

The press release attached hereto as Schedule “A” was disseminated via Marketwire on December 6, 2011.

4.	Summary of Material Change:

See the press release attached as Schedule “A.”

5.	Full Description of Material Change:

Energy Fuels and Titan Uranium Inc. (“Titan”) announced that they have entered into a definitive business combination agreement pursuant to which Energy Fuels will acquire all of the issued and outstanding common shares of Titan. Pursuant to the business combination agreement, the parties will complete a plan of arrangement (the “Arrangement”) whereby (i) Energy Fuels will acquire all of the issued and outstanding shares of Titan on the basis of 0.68 of an Energy Fuels share for each Titan share (the “Exchange Ratio”); (ii) the expiry date of all previously granted Titan stock options will be accelerated to the close of business on the business day immediately preceding the effective date of the Arrangement, and (iii) after the effective date of the Arrangement, all warrants to acquire common shares of Titan will be exercisable for common shares of Energy Fuels on the basis of the Exchange Ratio. Based on the currently outstanding common shares of Titan, Energy Fuels will issue approximately 88.26 million common shares to acquire Titan.

Completion of the Arrangement is conditional upon satisfaction of various conditions precedent, including (i) issuance by the Supreme Court of British Columbia of an interim order and then a final order approving the Arrangement, (ii) approval of the Arrangement by special resolution of the shareholders of Titan, (iii) approval of the Arrangement by ordinary resolution of the shareholders of Energy Fuels, (iv) receipt of all necessary regulatory consents and approvals. The business combination agreement contains customary non-solicitation and deal protection provisions.

The two largest shareholders of Titan, the two largest shareholders of Energy Fuels, and all of the directors and senior officers of each of Titan and Energy Fuels, have entered into voting support agreements whereby each such party agreed to vote in favour of the Arrangement.

In connection with the execution of the business combination agreement, Energy Fuels has agreed to lend up to US$1,000,000 by way of a bridge loan to a wholly-owned subsidiary of Titan, to fund expenditures incurred on Titan’s Sheep Mountain exploration property. The bridge loan is secured by a mortgage on the Sheep Mountain property, and is guaranteed by Titan. The bridge loan is repayable upon the earlier of (i) completion of the Arrangement, and (ii) March 1, 2012.

The Arrangement is expected to be completed in February, 2012.

6.	Reliance on subsection 7.1(2) or (3) National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

8.	Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change:

Gary R. Steele, Vice President – Corporate Marketing & Secretary (303) 974-2147

9.	Date of Report:

December 7, 2011

Schedule “A”

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Inc. and Titan Uranium Inc. Finalize Business
Combination Agreement

Toronto, Ontario – December 6, 2011

Energy Fuels Inc. (EFR:TSX) (“Energy Fuels”) and Titan Uranium Inc. (TUE:TSX-V) (“Titan”) are pleased to announce that the companies have entered into a definitive business combination agreement to implement the acquisition of Titan by Energy Fuels as originally announced on October 25, 2011. Pursuant to the agreement, the parties will complete a plan of arrangement whereby Energy Fuels will acquire all of the outstanding shares of Titan on the basis of 0.68 of an Energy Fuels share for each Titan share. Based on the currently outstanding shares of Titan, Energy Fuels would issue approximately 88.26 million shares to acquire all of the currently outstanding Titan shares. It is anticipated that the transaction will close during February, 2012.

Steve Antony, President & CEO of Energy Fuels said, “With this acquisition, Energy Fuels can be counted among the largest holders of potentially recoverable uranium resource in North America. Adding Titan’s 31 million pounds of NI 43-101 Indicated Mineral Resource significantly enhances the attractiveness of Energy Fuels in this global uranium marketplace. ”

In addition, Chris Healey, President & CEO of Titan stated, “The execution of the business combination agreement marks an important milestone for Titan and its shareholders. Our board of directors, being in receipt of an external fairness opinion, has unanimously concluded that this transaction is the best way to maximize the value of Titan’s assets. Post-arrangement, Titan shareholders will have exposure to a production-focused uranium company with conventional uranium mining expertise, an extensive asset base in the Western United States, and an approved license to construct and operate a new conventional uranium mill."

The transaction is to be effected pursuant to a plan of arrangement under the Canada Business Corporations Act, which will require approval of the shareholders of Titan holding at least 66 2/3% of the votes cast at a shareholders meeting of Titan being in favour of the transaction.

Dundee Securities Ltd. is acting as financial advisor to Energy Fuels. BayFront Capital Partners is acting as financial advisor to Titan.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Titan, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels’ and Titan’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Titan’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and any other factors described in Energy Fuels’ and Titan’s most recent annual and quarterly financial reports.

Energy Fuels and Titan assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Titan’s respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Titan relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates and securities may not be offered or sold in the United States absent registration or exemption from registration.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact

For Energy Fuels Inc.

Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com

For Titan Uranium Inc.

Chris M. Healey, President & CEO
Phone No.: (604) 925-1810
Email: cmhealey@titanuranium.com